10 E. Stow Road, Suite 250 Marlton, NJ 08053 (856) 382-8550 www.lexnovalaw.com	Markley S. Roderick, Esquire Member of the NJ and PA Bar Direct Dial (856) 382-8402 mroderick@lexnovalaw.com

LIMITED LIABILITY COMPANY

July 11, 2022

Filed Via EDGAR with copy by email

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Skid Row AHP LLC( the “Company”)
Draft Offering Statement on Form 1-A
Submitted May 19, 2022
CIK No. 0001929327

Dear Sir/Madam:

This is in response to your letter of June 10, 2022. We have copied below the comments from your letter and provided the company’s response below each comment.

Your Comment #1 – Draft Offering Statement on Form 1-A

General

It appears that the aggregate offering price of this offering exceeds $75 million. Please refer to Rule 251(a)(2) of Regulation A and reduce the amount of securities offered herein to not exceed $75 million or tell us how you are complying with Rule 251.

Our Response:

The disclosures have been revised.

Your Comment #2 – Draft Offering Statement of Form 1-A

General

Please include an audit report from your auditor that covers the financial statements for the year ended December 31, 2021, and also provide the auditor’s consent for the audit report included in the amended filing.

Our Response:

The audit report and the auditor consent have been included.

Your Comment #3 – Securities Being Offered

Distributions, page 25

We note your disclosure here that you intend to pay investors a 7% annual return on their invested capital. You also state on page 26 that your board “must try to return all of the money invested by each Investor no later than the fifth (5th) anniversary following the investment.” Please revise to clarify the following disclosure: (1) clarify how paying a 7% return annually would result in a “return of capital” in 5 years, and (2) clarify what you mean by this disclosure because it appears that you may be planning to repurchase the securities from investors.

In addition, to the extent the shares will be cancelled once the initial investment and the 7% interest have been repaid, please revise your disclosure accordingly. Please also explain your statement on page 26 that “if the Company is profitable, as we expect it to be, it is very likely that investors will receive a return of their investment sooner than five years” by providing qualitative and quantitative support for your assertions. Please also balance this disclosure by clarifying, if true, that you may be unable to pay any distributions, resulting in a complete loss of the investment, and the maximum return an investor can achieve is 7%.

Our Response:

The disclosures have been revised.

Please note that while the Company offers investors a limited right of liquidity, the Company is not planning to repurchase securities from investors.

*****

Thank you for your continued attention to this matter. Please let me know if you have further questions or need additional information.

Very truly yours,

Lex Nova Law, LLC

/s/ Markley S. Roderick
Markley S. Roderick

MSR/jae

Enclosure

cc:	Jorge P Newbery, CEO